July 29, 2008
VIA EDGAR
Security and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	00K, Inc. (File Nos. 333-149507 & 811-22189)
Ladies and Gentlemen:
     On behalf of 00K, Inc. (the “Company” of the “Fund”), pursuant to Rule 472 under the Securities Act of 1933, we are filing Pre-Effective Amendment Number Two to the Registration Statement on Form N-IA for 00K, Inc. (the “Registration Statement”). The Registration Statement includes the modifications requested pursuant to the oral comments (based upon my notes, which are not literal) from Christian T. Sandoe, Senior Counsel, on June 17, 2008 (the “Comments”), as well as additional modifications:
PROSPECTUS:
1.      P.1 — What is the Oklahoma Index and How is it Created and Maintained? What is “sufficient liquidity?” If a stock is “eligible” does the stock go into the Index, i.e., if all eligible stocks are not included in the Index, how are the ones included or excluded, chosen? Talk about Index modification and asset diversification/concentration. See comment 6 below. See comment 9 to the original comment letter. I suggest you adopt a policy whereby you will modify the Funds portfolio to match changes in the Index. So, if the Index changes, the Fund will also change.
     These items have been addressed on page 1 of the Amendment.
2.      P. 3 Geographic Risks
     Take out provisions that aren’t risks, e.g., the provisions about how state energy and agriculture are doing well.
     This has been done.
3.      Energy Concentration
     Be consistent in how you refer to “energy business.” You use “energy business,” “companies in the industry” and “companies in this sector.”
     The terms “industry” and “sector” have been eliminated.

4.      P. 5 — Delete the introductory clause in the first sentence under “Performance Information.”
     The change has been made.
5.      P. 17 — Under “Maintenance of the Index,” item (2), describe what industry we are referring to.
     The term “market” has been substituted for “industry.”
6.      SAI, p. 19, see original comment 9. Describe the fundamental investment policy with respect to diversification. The ‘40 Act requires you to have one. See comment (1) above for suggested changes.
     The suggested revisions have been made. Additional policies have been listed.
7.      Under “Management — Ownership of Directors and Executive Officer,” the two sentences should read “As of the date of the Prospectus and this Statement of Additional Information, the Company has not commenced operations. Therefore, none of the Company’s Directors or Executive Officers own any shares of the Fund.”
     The revision has been made.
8.      P. 23 — See item 12(f) of Form N-1A regarding proxy voting policies.
     This section has been revised and Appendix A to the SAI, Proxy Voting Policies and Procedures, has been added.
9.      P. 22 regarding portfolio managers — Some questions were asked about determination of compensation, e.g., is it based on a peer group? What does “relative to expectations” mean or performance during a measurement period. If the latter, what is the period? What does “gross performance” mean?
     The Company has decided that it will not employ a sub-advisor at this time. The Advisor will perform the services itself. New employees will be added as needed. See VI, Investment Advisory and other Services, p. 22, for additional information concerning the Advisor, including information about officers and directors and relationships with affiliated persons. No compensation will be paid to existing officer.
     We have, among other things, also made revisions to the N-1A to complete information missing from the last filing, deleted references to a Sub-Advisor and added Exhibits.
Very truly yours,
Jerry A. Warren

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